SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              INFINITE GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    456910306
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                                 (CUSIP Number)


                         Northwest Hampton Holdings, LLC
                           c/o Stuart L. Levison, Esq.
                                 Allen & O'Brien
                                 One East Avenue
                            Rochester, New York 14604
                                Tel: 585-546-2456
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 31, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
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CUSIP NO. 456910306                    13D                     Page 2 of 7 Pages


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(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. Of Above Persons

      Northwest Hampton Holdings, LLC
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(2)   Check the appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |_|
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(3)   SEC Use Only


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(4)   Source of Funds

      WC
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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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(6)   Citizenship or Place of Organization

      New York
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Number of         (7)   Sole Voting Power
Shares
Beneficially            11,272,766
Owned by          --------------------------------------------------------------
Each              (8)   Shared Voting
Reporting
Person                  0
With              --------------------------------------------------------------
                  (9)   Sole Dispositive

                        11,272,766
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      11,272,766
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 11

      36.2 %
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(14)  Type of Reporting Person

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
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CUSIP NO. 456910306                    13D                     Page 3 of 7 Pages


--------------------------------------------------------------------------------
(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. Of Above Persons

      James Villa
--------------------------------------------------------------------------------
(2)   Check the appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds

      OO
--------------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
Number of         (7)   Sole Voting Power
Shares
Beneficially            11,272,766
Owned by          --------------------------------------------------------------
Each              (8)   Shared Voting
Reporting
Person                  0
With              --------------------------------------------------------------
                  (9)   Sole Dispositive

                        11,272,766
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      11,272,766
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 11

      36.2 %
--------------------------------------------------------------------------------
(14)  Type of Reporting Person

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
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CUSIP NO. 456910306                    13D                     Page 4 of 7 Pages


Item 1.     Security and Issuer.

Name of Issuer: Infinite Group Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                  595 Blossom Road, Suite 309
                  Rochester, New York 14610

Security: Common Stock, par value $.001 per share ("Shares")

Item 2.     Identity and Background.

      This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:
Northwest Hampton Holdings, LLC, a New York limited liability company ("Northwest"), and James Villa, a United States citizen (together Northwest and James Villa are the "Reporting Persons").

Northwest's principal business is consulting. James Villa is the sole member of Northwest, and may be deemed to indirectly beneficially own the Shares directly beneficially owned by Northwest. The business address of the Reporting Persons is c/o Stuart L. Levison, Esq., Allen & O'Brien, One East Avenue, Rochester, New York 14604.

      During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    SCHEDULE
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CUSIP NO. 456910306                    13D                     Page 5 of 7 Pages


Item 3.     Source and Amount of Funds or Other Consideration.

      Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 11,272,766 Shares were acquired pursuant to various convertible notes issued by the Company to Northwest in 2003 and 2004 in loan transactions (the "Northwest Notes") to fund the Company's working capital requirements in the aggregate amount of $563,638, including aggregate principal of $496,124 and accrued interest through March 31, 2006 of $67,514. The Northwest Notes mature on January 1, 2016. Northwest's source of funds for the loans to the Company was its working capital and cash on hand. To that extent that the amount of accrued interest payable increases, the number of shares acquired pursuant to the various convertible notes will increase.

Item 4.     Purpose of the Transaction.

      The Northwest Notes are held by Northwest for the purpose of investment.

      Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.     Interest in Securities of the Issuer.

      (a) Subject to certain limitations described Item 6 below, the aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Persons are 11,272,766 Shares, which are issuable upon the conversion of the Northwest Notes (including principal in the amount of $496,124 and accrued interest in the amount of $67,514 through March 31, 2006). The 11,272,766 Shares represent approximately 36.2% of the total outstanding Shares as of March 31, 2006. The percentage of outstanding Shares beneficially owned by the Reporting Persons are based upon the aggregate of 31,129,647 outstanding Shares consisting of (x) 19,856,881 Shares outstanding as of March 31, 2006 and (y) 11,272,766 Shares underlying the Northwest Notes.

                                    SCHEDULE
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CUSIP NO. 456910306                    13D                     Page 6 of 7 Pages


      (b) Upon conversion of the Northwest Notes, Mr. Villa, as the sole member of Northwest, would have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all the Shares which underlie the Northwest Notes.

      (c) The Reporting Persons effected no transactions in the Shares during the past 60 days.

      (d) Except as stated within this Item 5, only Mr. Villa has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement. To the knowledge of the Reporting Persons, only Northwest has the right to receive dividends, or proceeds, from the sale of the Shares reported by this statement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The Northwest Notes are currently convertible into Shares subject to the following limitations:

      1. The Shares issuable upon a proposed conversion can not result in a change in control of the Company which would limit the use of its net operating loss carryforwards; provided, however, if the Company closes a transaction with another third party or parties that results in a change of control which will limit the use of its net operating loss carryforwards, then the change of control provision shall no longer be in effect. The Company estimates that at December 31, 2005, up to approximately 11,000,000 Shares could be issued as a result of conversions of principal and accrued interest before a change of control would be deemed to occur that would limit the use of the Company's net operating loss carryforwards.

      2. Prior to any conversion by Northwest, other note holders holding notes which are then convertible into 5% or more of the Company's then outstanding Shares shall be entitled to participate on a pari passu basis with Northwest and upon any such participation Northwest shall proportionately adjust its conversion request such that, in the aggregate, a change of control which would limit the use of the Company's net operating loss carryforwards does not occur.

                                    SCHEDULE
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CUSIP NO. 456910306                    13D                     Page 7 of 7 Pages


Item 7.     Material to be Filed as Exhibits.

      None.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2006


                                         /s/ James Villa
                                         --------------------------------
                                         James Villa


                                         Northwest Hampton Holdings, LLC


                                         By: /s/ James Villa
                                             ----------------------------
                                             James Villa
                                             Its sole member